

Mailstop 4546

July 25, 2016

Jeffrey M. Jonas, M.D.
President and Chief Executive Officer
Sage Therapeutics, Inc.
215 First Street
Cambridge, Massachusetts 02142

> **Re:**   **Sage Therapeutics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 29, 2016**
> **File No. 001-36544**

Dear Dr. Jonas:

We have reviewed your filings and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Definitive Proxy Statement on Schedule 14A
Executive Officer and Director Compensation
Equity Incentive Compensation, page 20

1. We note that in 2015 you granted stock options to your NEOs, including a grant valued at $9,310,667 to your CEO. Please tell us supplementally how you determined the amount of options to award to the NEOs. Please also include similar disclosure in future filings, as applicable. Please refer to Item 402(b)(1)(v) and Item 402(b)(2)(v) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Christina Thomas at (202) 551-3577 or Erin Jaskot at (202) 551-3442 with any questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Laurie A. Burlingame
        Goodwin Procter LLP